Exhibit 99.58

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

WonderFi Technologies Inc. (the “Company”)

1200 Waterfront Centre, 200 Burrard Street

PO Box 48600

Vancouver, BC V2E 2E9

Item 2:	Date of Material Change

October 26, 2021

Item 3:	News Release

News releases with respect to the material change referred to in this report were disseminated by the Company on October 19, 2021, October 20, 2021 and October 26, 2021 through the facilities of NewsFile Corp. and subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On October 19, 2021, the Company announced that it had entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (the “Underwriters”), under which the Underwriters agreed to buy, on a bought deal basis, an aggregate of 10,257,000 units of the Company (the “Units”), at a price of C$1.95 per Unit (the “Issue Price”) for aggregate gross proceeds to the Company of C$20,001,150 (the “Offering”). In addition, the Company has granted the Underwriters an option (the “Over-Allotment Option”), to purchase up to an additional 2,565,000 Units at a price of C$1.95 per Unit, for a period of 7 days after and including October 26, 2021 (the “Closing Date”).

Each Unit consists of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant shall be exercisable to acquire one Common Share at an exercise price of C$2.55 for a period of 36 months from the Closing Date, subject to the Acceleration Right (as defined herein) exercisable by the Company. If at any time following the date that is four months and one day following the Closing Date, the daily volume weighted average trading price of the Common Shares on NEO Exchange Inc. (the “Exchange”) is greater than C$4.00 per Common Share for the preceding 5 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 days following the date of a written notice to the holders thereof (the “Acceleration Right”).

On October 20, 2021, the Company announced that it had increased the size of the Offering to an aggregate of 13,520,001 Units at the Issue Price, for aggregate gross proceeds to the Company of C$26,364,001.95 (the "Upsized Offering").

On October 26, 2021 the Company announced that it had closed the Upsized Offering.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

On October 19, 2021, the Company announced that it had entered into an agreement with the Underwriters under which the Underwriters agreed to buy, on a bought deal basis, an aggregate of 10,257,000 Units at the Issue Price for aggregate gross proceeds to the Company of C$20,001,150. In addition, the Company granted the Underwriters the Over-Allotment Option to purchase up to an additional 2,565,000 Units at a price of C$1.95 per Unit, for a period of 7 days after and including the Closing Date.

Each Unit consists of one Common Share common share of the Company and one-half of one Common Share purchase warrant of the Company. Each Warrant is exercisable to acquire one Common Share at an exercise price of C$2.55 for a period of 36 months from the Closing Date, subject to the Acceleration Right.

On October 20, 2021, the Company announced that it had increased the size of the Offering to the Upsized Offering, and on October 26, 2021 the Company announced that it had closed the Upsized Offering.

The Units were offered for sale on a private placement basis in certain provinces of Canada pursuant to applicable exemptions from the prospectus requirements of Canadian securities laws. The Units were also sold in such jurisdictions outside of Canada as were agreed upon by the Underwriters and the Company, in each case in accordance with applicable laws. The Units issued are subject to a customary four-month hold period under Canadian securities laws.

The net proceeds of the Upsized Offering will be used to expedite execution of the Company's product development roadmap and distribution of its products to a global audience, and for general working capital purposes.

The Company agreed to pay the Underwriters: (i) a cash commission (the “Cash Commission”) equal to 7.0% of the aggregate gross proceeds of the Offering payable in cash and (ii) warrants (the “Broker Warrants”) exercisable at any time prior to the date that is 36 months from the closing of the Offering to acquire that number of Units which is equal to 7.0% of the aggregate number of Units issued pursuant to the Upsized Offering, at an exercise price equal to the Issue Price. The amount of Cash Commission and number of Broker Warrants were reduced to 3.5% on any subscriptions arranged directly by the Company, up to $2,000,000.

This material change report does not constitute an offer to sell or a solicitation of an offer to sell any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Ben Samaroo, Chief Executive Officer,

WonderFi Technologies Inc.

Telephone: (778) 843-9637

Item 9:	Date of Report

October 27, 2021.

Caution Regarding Forward-Looking Information and Statements:

This material change report includes certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, or variations of such words. The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning: the involvement of strategic investors with the Company; and expectations for other economic, business, and/or competitive factors, the closing date and terms of the Upsized Offering.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward- looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward- looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

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